OCWEN FINANCIAL CORPORATION

1000 Abernathy Road NE, Suite 210

Atlanta, GA 30328

February 13, 2015

VIA EDGAR

FOIA Confidential Treatment Request

Confidential Treatment Request Pursuant to 17 C.F.R. § 200.83 and the Freedom of Information Act

Mr. Gus Rodriguez
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.

Washington, DC 20549

Re:	Ocwen Financial Corporation
Amendment #1 to Form 10-K for the Fiscal Year Ended December 31, 2013
Filed August 18, 2014
Form 10-Q for Fiscal Quarter Ended September 30, 2014
Filed October 31, 2014
Response dated August 22, 2014
File No. 001-13219

Dear Mr. Rodriguez:

This letter is submitted as the response of Ocwen Financial Corporation (the “Company” or “Ocwen”) to the additional comments of the staff of the U.S. Securities and Exchange Commission contained in a letter from you dated February 4, 2015 (the “Comment Letter”), regarding the Company’s Amendment #1 to Form 10-K for the fiscal year ended December 31, 2013. Any capitalized terms not defined in this letter have the meanings given to them in the respective filing.

Set forth below are the Company’s responses to the comments raised in the Comment Letter. For your convenience, we have included each of your comments from the Comment Letter above the Company’s response.

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Division of Corporation Finance	CONFIDENTIAL TREATMENT REQUESTED BY
Securities and Exchange Commission	OCWEN FINANCIAL CORPORATION
February 13, 2015
OCN CTR 001

Form 10-K/A for the Fiscal Year Ended December 31, 2013

Note 1A – Restatement and Revision of Previously Issued Consolidated Financial Statements, page F-17

1.	We acknowledge your response to prior comment one in the letter dated December 18, 2014. The fair value of an asset or liability is the best available point estimate of fair value under ASC 820. Please tell us how you determined and concluded that your GAAP accounting policy for the mortgage servicing rights financing liability approximated its carrying value as long as the carrying value was within 5% of the fair value of the liability. Please also tell us the factors considered in subsequently concluding that the use of the 5% threshold to approximate the carrying value of your mortgage servicing right financing liability was an error that resulted in the restatements of the December 31, 2013 audited financial statements and March 31, 2014 interim financial statements.

Response

The Company utilizes third party valuation experts in connection with the level 3 valuation of its mortgage servicing rights (MSRs). The third party valuation experts provide a valuation range around a point estimate of fair value, typically expressed in basis points above and below the point estimate (or mid-point).

As noted in ASC 820-35-24A, when a valuation technique is used to estimate the fair value of an asset or liability the “objective of using a valuation technique is to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions” (emphasis added). However, the Company previously employed an accounting convention whereby amortized carrying value was deemed to represent fair value to the extent it was within +/-5% of the third party valuation experts point estimate for the MSRs underlying the mortgage servicing rights financing liability. The Company believed this accounting convention was, and would continue to be, a reasonable estimate of fair value due to:

•	the nature of the underlying MSRs, which were largely insensitive to changes in interest rates, one of the most significant inputs impacting the fair value of MSRs,
•	the variability in valuation assumptions market participants could and do use in valuing MSR, and
•	the +/-5% threshold was always within the range of values provided by our third party valuation experts.
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Division of Corporation Finance	CONFIDENTIAL TREATMENT REQUESTED BY
Securities and Exchange Commission	OCWEN FINANCIAL CORPORATION
February 13, 2015
OCN CTR 001

In connection with the preparation of its June 30, 2014 interim financial statements, the Company re-examined its application of the +/-5% accounting convention. The Company concluded that the accounting convention that had previously been adopted was not appropriate under GAAP as the carrying amount of the financing liability was not being adjusted to the point estimate of the underlying MSRs because changes in fair value had been within the +/-5% threshold. The impact of the use of the prior accounting convention on all prior periods affected was then quantified and evaluated in accordance with Staff Accounting Bulletin Nos. 99 and 108, Materiality (SAB 99 and SAB 108) from a quantitative perspective using the roll-over method and iron curtain method and from a qualitative perspective. After undertaking this analysis, the Company concluded the impacts in certain prior periods were material and a restatement of our previously issued financial statements was necessary.

2.	We acknowledge your response to prior comment two in the letter dated December 18, 2014. Please tell us how you determined the annual materiality threshold referred to in your response was appropriate to your fact pattern. Please provide us with your materiality analysis for each quarter in 2012 and the annual period ended December 31, 2012. Please explain the quantitative and qualitative factors considered in your determination that the uncorrected misstatements were immaterial each quarter and for the annual period ending December 31, 2012. Please refer to ASC 250-10-S99.

Response

As noted in the Company’s response to comment 1 above, the impact of the use of the prior accounting convention on prior periods was evaluated in accordance with Staff Accounting Bulletin Nos. 99 and 108, Materiality (SAB 99 and SAB 108) from a quantitative perspective using the rollover and iron curtain methods and from a qualitative perspective. After undertaking this analysis, the Company concluded the impacts were not material for each quarter and for the annual period ended December 31, 2012.

Quantitative Considerations

In reviewing the quantitative impact of the accounting convention, the Company applied the rollover and iron curtain methods for each quarter and for the annual period ended December 31, 2012. In applying these methods, the Company also established an annual 2012 materiality threshold by which to measure the impact.

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Division of Corporation Finance	CONFIDENTIAL TREATMENT REQUESTED BY
Securities and Exchange Commission	OCWEN FINANCIAL CORPORATION
February 13, 2015
OCN CTR 001

Materiality threshold

The Company determined earnings to be the most significant factor to users of the financial statements. Earnings information for 2012 is presented below:

Ocwen Financial Corporation	2012
Pre-Tax Income (Loss)	$257,508,000
Net Income (Loss)	$180,923,000
Earnings per Share (Basic)	$1.35
Earnings per Share (Diluted)	$1.31

Overall materiality is used to assess whether aggregated misstatements at the level of an individual significant account are material to the consolidated financial statements. In determining overall materiality in the income statement, the Company considered ***% as a reasonable threshold to apply to pre-tax income. When the Company applies this threshold to the full year 2012 results, the result was overall materiality of $*** million. The Company determined overall materiality on a pre-tax basis because most misstatements will first be evaluated on a pre-tax basis. The Company also reviewed overall materiality in relation to net income based upon full year 2012 results, which calculates to $*** million.

Roll-over and Iron Curtain Methods

The Company respectfully refers the Staff to Exhibit A of this letter which presents the disaggregated quantitative assessments under the iron curtain and rollover methods for each quarter and for the annual period ended December 31, 2012.

Under the rollover method, all periods were less than the Company’s 10% ‘rule of thumb’ materiality threshold, except with respect to the fourth quarter of 2012. Specifically in regards to the fourth quarter of 2012, the impact was only marginally higher than the 10% ‘rule of thumb’ threshold and below the Company’s annual 2012 materiality threshold of $*** million. Management concluded therefore that the uncorrected misstatements in the quarterly and annual periods ended December 31, 2012, were immaterial from a quantitative perspective under the rollover method.

Under the iron curtain method, the amounts were generally a low percentage of reported net income. None of the 2012 quarterly periods exceeded the 10% ‘rule of thumb’ or the Company’s materiality thresholds in the respective periods. Management therefore concluded the uncorrected misstatements in the quarterly and annual period ended December 31, 2012 were not material under the iron curtain method.

*** Indicates that certain information contained herein has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

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Division of Corporation Finance	CONFIDENTIAL TREATMENT REQUESTED BY
Securities and Exchange Commission	OCWEN FINANCIAL CORPORATION
February 13, 2015
OCN CTR 001

Qualitative Considerations

Qualitative considerations apply to evaluating materiality with respect to the financial statements and to additional factors that relate to the perceived needs of a reasonable user who will rely on the information. Qualitative factors would include items that may render material a quantitatively small misstatement of a financial statement item such as:

•	Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate;
•	Whether the misstatement masks a change in earnings or other trends;
•	Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise;
•	Whether the misstatement changes a loss into income or vice versa;
•	Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability;
•	Whether the misstatement affects the registrant’s compliance with regulatory requirements;
•	Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements;
•	Whether the misstatement has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other incentive compensation; and
•	Whether the misstatement involves concealment of an unlawful transaction.

The qualitative factors considered and the Company’s analysis of each qualitative factor is included as Exhibit B to this letter. The Company evaluated each of the qualitative factors as detailed in Exhibit B and similarly concluded the impact of the error in regards to each quarter and the annual period ended December 31, 2012, was immaterial.

Conclusion

Considering both the quantitative and qualitative factors discuss in this response, the Company concluded the uncorrected misstatements were not material to the consolidated financial statements for each of the quarters and the year ended December 31, 2012.

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Division of Corporation Finance	CONFIDENTIAL TREATMENT REQUESTED BY
Securities and Exchange Commission	OCWEN FINANCIAL CORPORATION
February 13, 2015
OCN CTR 001

If you have any questions or comments, please call me at (340) 713-7760 at your earliest convenience.

Sincerely,

/s/ Michael R. Bourque, Jr.
Michael R. Bourque, Jr.
Chief Financial Officer

cc:	Marc Thomas, Staff Accountant, Securities and Exchange Commission
Ronald M. Faris, President and Chief Executive Officer
Timothy M. Hayes, Executive Vice President, General Counsel and Secretary
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Division of Corporation Finance	CONFIDENTIAL TREATMENT REQUESTED BY
Securities and Exchange Commission	OCWEN FINANCIAL CORPORATION
February 13, 2015
OCN CTR 001

EXHIBIT A

***

*** Indicates that certain information contained herein has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

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Division of Corporation Finance	CONFIDENTIAL TREATMENT REQUESTED BY
Securities and Exchange Commission	OCWEN FINANCIAL CORPORATION
February 13, 2015
OCN CTR 001

EXHIBIT B

Qualitative Assessment

1.             Whether the misstatement arises from an item capable of precise measurement or it arises from an estimate and the degree of imprecision inherent in the estimate.

***

2.             Whether the misstatement masks a change in earnings or other trends.

***

3.             Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.

***

4.             Whether the misstatement changes a loss into income or vice versa.

***

5.             Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability.

***

6.             Whether the misstatement affects our compliance with regulatory requirements.

***

7.             Whether the misstatement affects our compliance with loan covenants or other contractual requirements.

***

8.             Whether the misstatement has the effect of increasing management’s compensation.

***

*** Indicates that certain information contained herein has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

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